Exhibit 12.1

Stone Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Six Months Ended June 30, 2012		Year Ended December 31,
			2011		2010		2009	2008	2007
Earnings:
Net income (loss) before income taxes	$128,564		$303,466		$152,711		($334,830)	($1,516,155)	$270,420
Plus fixed charges	31,539		51,322		42,975		46,934	39,643	48,268
Less capitalized interest	(18,124)		(42,033)		(30,783)		(25,573)	(26,400)	(16,200)

Total earnings	141,979		312,755		164,903		(313,469)	(1,502,912)	302,488

Fixed charges:
Interest expensed (a)	13,415		9,289		12,192		21,361	13,243	32,068
Interest capitalized	18,124		42,033		30,783		25,573	26,400	16,200

Total fixed charges	31,539		51,322		42,975		46,934	39,643	48,268

Ratio of earnings to fixed charges	4.5	x	6.1	x	3.8	x	(b)	(c)	6.3	x

(a)	Includes amortization of bond discount.
(b)	Due to losses incurred in this period, earnings were $360,403 short of covering fixed charges.
(c)	Due to losses incurred in this period, earnings were $1,542,555 short of covering fixed charges.